UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR
For Period Ended: June 30, 2020

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

_____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NanoVibronix, Inc.

Full Name of Registrant

Former Name if Applicable

525 Executive Blvd.

Address of Principal Executive Office (Street and Number)

Elmsford, New York 10523

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NanoVibronix, Inc. (the “Company,” “we,” “our,” or “us”) was unable to complete its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “Quarterly Report”) prior to the filing deadline for the Quarterly Report due to circumstances related to COVID-19. As a result of this delay, the Company was unable to file its Quarterly Report by the prescribed filing date without unreasonable effort or expense.

The Company’s principal operating facility is located in Israel and most of its employees are residents of Israel. Israel has been impacted by the COVID-19 pandemic, resulting in authorities implementing numerous precautionary measures to limit the spread of the COVID-19, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. Because of the Israeli government-mandated quarantine, the Company’s office staff members have been and are working remotely, and management has had to devote significant time and attention to assess the impact of COVID-19 and related events on the Company’s operations and financial position and to develop operational and financial plans to address those matters, leading to a significant delay in the Company’s ability to complete tasks necessary to file the Quarterly Report. In particular, our staff members have been forced to operate remotely from their homes resulting in delays in obtaining certain financial records. In addition, the financial downturn due to the impact of the COVID-19 pandemic has compelled us to furlough or reduce working hours for much of our operating staff. We also rely on third-party professionals to provide services such as the preparation of our financial statements and to conduct reviews, and many of these parties have been affected by government-imposed precautionary measures, thereby delaying our receipt of these services. As such, the Company’s staff will need additional time to conduct their review of the Quarterly Report.

The Company expects to file the Quarterly Report within the extension period of five calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Murphy	(914)	233-3004
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NanoVibronix, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2020	By:	/s/ Brian Murphy
		Name:	Brian Murphy
		Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).